SECURITIES AND EXCHANGE COMMISSION

                            Washington, D.C. 20549

                                   Form 6-K

                           Report of Foreign Issuer

                     Pursuant to Rule 13a-16 or 15d-16 of
                      the Securities Exchange Act of 1934

                        For the month of February 2002

                                  MIH LIMITED

                (Translation of registrant's name into English)

                                Abbott Building
                                 Mount Street
                                    Tortola
                                   Road Town

                            BRITISH VIRGIN ISLANDS

                   (Address of principal executive offices)

                  (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

                  Form 20-F  x                       Form 40-F
                            ---                                ---

     (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

                  Yes                                No  x
                      ---                               ---

                                 EXHIBIT LIST



Exhibit             Description
-------             -----------

99.1 Press release re: "MIH migrates internet management experience to Asia" dated February 15, 2002 of MIH Limited

                                  SIGNATURES



     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                            MIH LIMITED

Date: February 18, 2002

                                            by   /s/ Stephen Francis Ward
                                              --------------------------------
                                             Name:   Stephen Francis Ward
                                             Title:  Director

                                                                  Exhibit 99.1

                                 MIH Limited


Contacts:             Mark Sorour                       Beverley Branford
                      Investor Relations                Investor Relations
                      MIH Limited                       MIH Limited
                      +31 (0) 23 556 2871               +31 (0) 23 556 2636
                      Msorour@mih.net                   Bbranford@mih.net


              MIH MIGRATES INTERNET MANAGEMENT EXPERIENCE TO ASIA

Amsterdam, The Netherlands, 15 February 2002: MIH Limited (NASDAQ & Euronext Amsterdam : MIHL), the Subscriber Platforms and supporting Technologies Group, today announced key management changes at its Internet businesses. MWeb South Africa CEO, Antonie Roux, who led the group's South African operations to market leadership moves to head up the Internet operations for the group. This move is expected to benefit the group's Asian operations by migrating Roux's extensive operational experience in its South African business, which is the leading internet service provider.

Having pioneered and strategically positioned the group's Asian internet and television interests, outgoing internet head Hans Hawinkels, will continue to advise the Board on Asian internet and television strategy.


                                     ENDS


About MIH Limited

MIH Limited is listed on both NASDAQ and the Euronext Amsterdam Stock Market - ticker: MIHL.

The Group's activities are focussed on subscriber platforms providing subscription, television and internet services to over 2 million paying subscribers in Africa, the Mediterranean and Asia. 59% of its subscriber base consists of digital subscribers. Across its platforms MIH has secured long-term rights to premium movies, major sporting events and popular children's programming, all of which are tailored for the local market. The television platforms also provide a range of interactive services such as online games, shopping, banking and on-demand information. MIH has a holding in QQ, the most pervasive instant-messaging platform in China.

Supporting its subscriber platforms, MIH's technologies, including OpenTV, Irdeto Access and Mindport, provide interactive, encryption, customer care and billing and other related services to channel and platform operators worldwide. OpenTV builds a complete software and infrastructure platform that enables digital interactive television and brings on-demand content to other digital communications devices. OpenTV's software has been shipped with or installed in more than 23.5 million digital set-top boxes worldwide and has been selected by 50 digital cable, satellite and terrestrial communications networks in over 50 countries.

Disclaimer: This news release contains "forward-looking statements". These forward-looking statements are subject to a number of risks and uncertainties that could cause MIH Holdings' and MIH Limited's actual results to differ materially from those contemplated herein, including but not limited to, the risk factors detailed in our Annual Report on Form 20-F and other reports filed from time to time by MIH Holdings and MIH Limited with the Securities and Exchange Commission. MIH Holdings and MIH Limited undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise, except as may be required by law. Investors are cautioned not to place undue reliance on any forward-looking statements contained herein.

www.mih.com